Exhibit 2

Oi S.A. – In Judicial Reorganization Corporate Taxpayers’ Registry No. (CNPJ/MF) No. 76.535.764/0001-43 Board of Trade (NIRE) No. 33.3.0029520-8

MATERIAL FACT

Repurchase of Preferred Shares

Oi S.A. – In Judicial Reorganization (“Company”), in accordance with the provisions set forth in Article 157, paragraph 4, of Law No. 6.404/76, as well as in CVM Instruction No. 358/02, hereby announces to its shareholders and the market that, the Board of Directors of the Company approved, in accordance with the provisions set forth in CVM Instruction No. 567/15, the purchase of preferred shares of the Company’s issuance, as follows (“Repurchase”):

1.                  Purpose: the Repurchase aims to guarantee that the Company will undertake its commitment assumed by the Company to transfer the shares of its issuance held in escrow to Bratel S.À.R.L. (“Bratel”), wholly-owned subsidiary of Pharol SGPS, S.A., pursuant to the agreement executed between them, as disclosed in the Material Fact dated as of January 8, 2019 (“Agreement”);

2.                  Amount: 1,800,000 preferred shares of the Company’s issuance, representing, as of this date, around 1.14% of the total preferred shares and 0.03% of the total traded shares of the Company, in accordance with CVM Instruction No. 567/15;

3.                  Price: the preferred shares shall be purchased by Market prices on the dates of its respective purchases, in operations held at B3 S.A. – Brasil, Bolsa, Balcão (“B3”);

4.                  Term: the Repurchase shall remain in force from this date until the date set forth in the Agreement to the delivery of the shares held in escrow to Bratel, which shall occur within 4 business days counting as of the date of ratification of the Agreement by the Judicial Reorganization Court;

5.                  Intermediate Institution: The purchases will be carried out in the trading floor of the B3 organized Exchange Market, with the brokerage of BTG Pactual Corretora de Títulos e Valores Mobiliários S.A..

Additional information about the Repurchase, under the provisions of Annex 30-XXXVI of CVM Instruction No. 480/09, are available in the Company’s investor relations pages of CVM’s Empresas.NET system (www.cvm.gov.br), and in B3’s website (www.b3.com.br), as an annex to the minute of the Board of Directors meeting held at this date.

Rio de Janeiro, February 8, 2019.

Oi S.A. – In Judicial Reorganization

Carlos Augusto Machado Pereira de Almeida Brandão

Chief Financial Officer and Investor Relations Officer